Darren DeStefano T: +1 703 456 8034 ddestefano@cooley.com	Via EDGAR

August 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Laura Crotty
Ms. Celeste Murphy

Re:	Senseonics Holdings, Inc.
PRE14A filed August 19, 2020
File No. 001-37717

Ladies and Gentlemen:

On behalf of our client, Senseonics Holdings, Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 24, 2020 (the “Comment Letter”), relating to the above referenced PRE14A (the “Preliminary Proxy Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Preliminary Proxy Statement (the “Amended Preliminary Proxy Statement”).

Set forth below are the Company’s responses to the Comments. For your convenience, we have incorporated the Comments into this response letter. Unless otherwise noted, capitalized terms used but not defined herein are used herein as defined in the Amended Preliminary Proxy Statement.

PRE14A filed August 19, 2020

Proposal No. 2, page 10

1. Please expand your disclosure to discuss the potential anti-takeover effect of the increase in the number of authorized shares that would be available as a result of the approval of Proposal 2.

Response to Comment 1:

In response to the Staff’s comment, the Company has expanded its disclosure on page 10 of the Amended Preliminary Proxy Statement to discuss the potential anti-takeover effect of the increase in the number of authorized shares that would be available as a result of the approval of Proposal 2.

Reasons for the Increase in Authorized Shares and Risks to Stockholders of Not Approving this Proposal No. 2, page 11

August 27, 2020

2. We note the disclosure on page 11 regarding your reasons for the increase in authorized shares, namely the desire of your Board of Directors to have additional shares available to provide flexibility to use your capital stock for business and financial purposes in the future and to be able to act quickly if market conditions are favorable. Please revise your disclosure to clearly state whether you have any current plans, arrangements or understandings, whether written or oral, relating to the issuance of the additional authorized shares of common stock that will become available as a result of the proposed amendment, or if none, so state.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on page 12 of the Amended Preliminary Proxy Statement to clarify that, other than as disclosed in the Amended Preliminary Proxy Statement, the Company has no current plans, arrangements or understandings, whether written or oral, relating to the issuance of the additional authorized shares of common stock that will become available as a result of the proposed amendment.

* * * *

Please direct any questions or comments concerning this response letter to either the undersigned at (703) 456-8034 or Mark Ballantyne at (703) 456-8084.

Very truly yours,

/s/ Darren DeStefano

Darren DeStefano

cc:	Timothy T. Goodnow, Senseonics Holdings,
Inc. Nick B. Tressler, Senseonics Holdings, Inc.
Kenneth L. Horton, Senseonics Holdings, Inc.
Mark Ballantyne, Cooley LLP

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